Exhibit 99.1

Gravis Oil announces resignation of an Officer and Director

OTCB: GRAVF

CALGARY, Jan. 24, 2012 /CNW/ - Gravis Oil Corporation ("Gravis" or the "Company") - OTCBB: GRAVF; Mr. Tim Morrison has resigned as the Company's CEO, President and Secretary and also from its board of directors to seek other opportunities. The board of directors of Gravis wishes to acknowledge the many contributions that Mr. Morrison has made to the Company and wishes him every success in his future endeavors.

Mr. Jeffrey Freedman, our CFO, will assume Mr. Morrison's duties until replacements for his vacated officers' positions are found.

On behalf of the Board of Directors
Jeffrey Freedman, CFO
Gravis Oil Corporation

CONTACT:

Call Toll Free: 1-877-235-9230
Or email Info@gravisoil.com

%CIK: 0001172298

For further information:

Call Toll Free: 1-877-235-9230
Or email Info@gravisoil.com

Four Oaks Place
1330 Post Oak Blvd.,
Suite 2300
Houston, Texas 77056

CO: Gravis Oil Corporation

CNW 17:14e 24-JAN-12